PROVECTUS BIOPHARMACEUTICALS, INC.

7327 Oak Ridge Highway

Knoxville, Tennessee 37931

January 25, 2017

VIA EDGAR CORRESPONDENCE

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Mail Stop 4546

100 F Street, N.E.

Washington, DC 20549

Re:	Provectus Biopharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-213986
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Provectus Biopharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-213986, so that it will be declared effective on January 27, 2017 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Lori B. Metrock, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (615) 726-5768, if you have any questions concerning this request.

Very truly yours,

Provectus Biopharmaceuticals, Inc.

By: /s/ Timothy C. Scott

Name:    Timothy C. Scott, Ph.D.

Title:      President

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